SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] For the transition period from to
Commission File number: 1-9059
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Placer Dome America 401(k) Savings Plan 136 East South Temple, Suite 1300 Salt Lake City, Utah 84111

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Barrick Gold Corporation BCE Place, Canada Trust Tower 161 Bay Street, Suite 3700 Toronto, Canada M5J 2S1

Placer Dome America 401(k) Savings Plan
TABLE OF CONTENTS

Page

INDEPENDENT AUDITOR’S REPORT	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	8

Signature	9

EXHIBIT INDEX

Exhibit 23.1 - Consent of Independent Accountants

Squire & Company, PC Certified Public Accountants and Business Consultants

1329 South 800 East • Orem, Utah 84097-7700 • (801)225-6900 • Fax (801)226-7739
INDEPENDENT AUDITOR’S REPORT
To the Participants and Administrator of the
Placer Dome America 401(k) Savings Plan
We have audited the accompanying statement of net assets available for benefits of the Placer Dome America 401(k) Savings Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of and for the year ended December 31, 2004 were audited by other auditors whose report dated June 6, 2005, expressed an unqualified opinion on those financial statements.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designed audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Orem, Utah
July 11, 2006

PLACER DOME AMERICA 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2005 and 2004

	2005	2004

ASSETS

Investments:
Placer Dome Inc. stock fund	$17,667,978	$14,573,601
Mutual fund investments	34,553,035	26,720,980

Participant loans	2,724,502	2,332,274

Total investments	54,945,515	43,626,855

Receivables:
Employer	1,064,277	500,081
Employee	14,724	14,334

Cash	48,676	—

Total assets	56,073,192	44,141,270

LIABILITIES	—	—

Net Assets Available For Benefits	$56,073,192	$44,141,270

The accompanying notes are an integral part of these financial statements.

PLACER DOME AMERICA 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2005

Additions to Net Assets:
Investment Income:
Net appreciation in fair value of investments	$4,897,209
Dividend income	895,283
Interest income	165,145

Total investment income	5,957,637

Contributions:
Participant	4,123,155
Employer	3,671,504
Rollover	1,406,599

Total contributions	9,201,258

Total additions	15,158,895

Deductions from Net Assets:
Benefits paid to participants	3,226,973

Net Increase	11,931,922

Net Assets Available for Benefits, Beginning of Year	44,141,270

Net Assets Available for Benefits, End of Year	$56,073,192

The accompanying notes are an integral part of these financial statements.

PLACER DOME AMERICA 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1.	Description of Plan

The following description of Placer Dome America 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan and was established effective July 1, 1985. Effective December 31, 2001, the Plan was amended for the purpose of implementing certain plan design changes and complying with changes in applicable law. The amendments apply to benefits payable to or on account of employees who retire or whose employment is terminated from January 1, 2002 onward. In addition, the Getchell Gold 401(k) Savings Plan (“Getchell Plan”) was merged in to the Plan on December 31, 2001.

The purpose of the Plan is to provide eligible employees with the opportunity to accumulate retirement benefits and acquire ownership interest in Placer Dome Inc. (“PDI”), a Canadian corporation and the ultimate parent company of Placer Dome America (“PDA”), through a program of regular savings supplemented by company contributions.

The Plan is designed to take advantage of significant tax deferral advantages provided by Sections 401(a) and 401(k) of the Internal Revenue Code (the “Code”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration – The Plan is administered by PDA, which determines questions of eligibility for participation, interprets the Plan, communicates with participants and their beneficiaries and is otherwise generally responsible for Plan operations. Participants receive quarterly statements showing the status of their accounts, including the fair market value. Substantially, all administrative fees are paid by PDA. Milliman USA has been retained to assist in the administration of the Plan. The trustee for the Plan, Charles Schwab Trust Company (“Schwab”), holds and invests the assets of the trust fund.

Eligibility – Employees who are eligible to participate in the Plan include salaried employees of Placer Dome U.S. Inc., its wholly owned subsidiary (Golden Sunlight Mines, Inc.), its division (Bald Mountain Mine), its joint venture (Cortez Gold Mines), Placer Dome America, Placer Dome Exploration Inc. and Placer Turquoise Ridge Inc. (the “Participating Companies”) who are at least 18 years of age, an eligible employee or an employee who has completed a 12 consecutive month period, commencing on the date of hire or any January 1 thereafter, during which he or she completed 1,000 or more hours of service.

Contributions – Participants may elect to contribute from a minimum of 3 percent up to a maximum of 25 percent of their pretax compensation, as defined by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Contributions are subject to limitations. The Company matches 100 percent of participants’ contributions ranging from 4 percent to 6 percent of their compensation depending on their eligibility under the Plan. Employees may also rollover amounts into the Plan from other qualified defined benefit or contributions plans.

PLACER DOME AMERICA 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1.	Description of Plan (Continued)

Placer Dome America will make an employer basic contribution of 3 percent of plan compensation for employees who became eligible to participate in the Plan after December 31, 2001 or have elected not to participate in the Retirement Plan for Salaried Employees of Placer Dome U.S. Inc. or the Retirement Plan and Trust for Employees of Getchell Gold Corporation.

Participants direct the investment of their contributions into various investment options offered by the Plan. The employer matching and basic contributions are also invested as directed by the participant.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and allocations of (a) company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are fully vested in their accounts at all times.

Participant Loans – Participants are permitted to borrow a portion of their account balances. There is a limit of one loan outstanding at any time. The loan must be for a minimum of $1,000 and cannot exceed the lesser of the following: (i) $50,000, or (ii) 50% of the participant’s account. The loan is amortized with regular principal and interest payments through payroll withholding. The principal and interest paid by the participant are reinvested in the participant’s account on a pro-rata basis in the funds and sources from which the loan was made. Interest on the loans will be the prime rate (as quoted in the Wall Street Journal on the day the loan is requested) plus 2 percent.

Payment of Benefits – A participant is entitled to received his or her Plan benefits upon the occurrence of any of the following events: (i) termination of employment; (ii) attainment of age 59 1/2 if the participant requests distribution; (iii) the participant’s death; or (iv) the Plan is terminated without creation of a successor plan. Benefits are distributed in the form of a lump sum payment by a direct rollover into an Individual Retirement Account (“IRA”) or to an eligible retirement plan.

Forfeited Accounts – Forfeited non-vested accounts are used to restore participants’ non-vested benefit which was previously forfeited, pay administrative expenses of the plan, and reduce employer matching contributions. At December 31, 2005 and 2004, the balance of the forfeited non-vested account totaled $5,551 and $5,831, respectively. In 2005, forfeited non-vested amounts of $7,572 were used to reduce employer matching contributions.

Plan Termination – While PDA has not expressed any intent to discontinue the Plan, it is free to do so at any time subject to the provisions of ERISA and the Plan. Participants are 100 percent vested in their accounts at all times.

PLACER DOME AMERICA 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2.	Summary of Significant Accounting Policies

Basis of Accounting – The Plan’s financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Investments in Placer Dome Inc. common stock are valued on the last business day of the year at the closing price as shown by the New York Stock Exchange Composite Listing. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participants’ loans are valued at their outstanding balances, which approximate fair value.

Dividend income is recorded on the ex-dividend date. Dividend income on Placer Dome Inc. stock is shown net of foreign taxes. Interest income is presented net of the Trustee’s cash management fee. Purchases and sales of securities are recorded on a trade-date basis.

Payment of Benefits – Benefits are recorded when paid.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Note 3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31, 2005 and 2004:

	2005	2004
Placer Dome Inc. Common Stock	$17,667,978	$14,573,601
Dodge & Cox Stock Fund	5,210,834	4,245,098
Gartmore Morley Stable Value Fund	7,236,339	6,399,609
PIMCO Total Return Administrative Fund	2,552,508	2,344,830
Neuberger Berman Genesis Fund	3,050,575	1,639,051
Loan Fund	2,724,502	2,332,274

Note 4.	Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service dated December 17, 2002, stating that the plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan has been amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its

PLACER DOME AMERICA 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Note 4.	Tax Status of the Plan (Continued)

qualification. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Company believes that the Plan is qualified and the related trust is tax exempt as of the financial statement date.

Note 5.	Termination of the Plan

PDA expects to continue the Plan indefinitely, but has the authority to amend or to terminate the Plan at any time and for any reason, subject to the provisions of ERISA. In the event of termination, the Trustee shall continue to hold such assets until all assets of the Plan are allocated to accounts and distributed to members or beneficiaries in accordance with applicable law and pursuant to written rules and procedures as provided in the Plan. In addition, upon termination, neither PDA nor any other person shall have a liability or obligation to provide additional benefits. Participants or beneficiaries shall obtain benefits solely from the trust fund.

Note 6.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Schwab Institutional as of December 31, 2005 and 2004 and for the year ended December 31, 2005. Charles Schwab Trust Company is the custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Another Plan investment is shares of common stock of Placer Dome Inc., the parent company of Placer Dome America. These transactions also qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $60,470 for the year ended December 31, 2005.

Note 7.	Market Risk

Financial instruments which potentially subject the Plan to market risk consist primarily of investments. As of December 31, 2005 and 2004, investments in Placer Dome Inc. common stock represented 32 percent and 33 percent of investments, respectively.

Note 8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances reported in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULE
Schedule provided pursuant to the U.S. Department
of Labor Rules and Regulations

PLACER DOME AMERICA 401(K) SAVINGS PLAN
EMPLOYER ID NUMBER: 94-1267115
PLAN NUMBER: 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

(a)	(b) Identity of issue,	(c) Description of investment, including	(d) Cost	(e) Current
	borrower, lessor, or	maturity date, rate of interest, collateral,		Value
	similar party	par or maturity value

*	Placer Dome Inc.	770,518 shares of Common Stock	**	$17,667,978
	Schwab Institutional	37,974 units of Dodge & Cox Stock Fund	**	5,210,834
	Schwab Institutional	71,405 units of Davis New York Venture Fund	**	2,406,340
	Schwab Institutional	373,963 units of Gartmore Mortley Stable Fund	**	7,236,339
	Schwab Institutional	243,096 units of PIMCO Total Return Administrative Fund	**	2,552,507
	Schwab Institutional	19,988 units of Wells Fargo Outlook Today Fund	**	203,082
	Schwab Institutional	11,278 units of Wells Fargo Outlook 2010 Fund	**	143,122
	Schwab Institutional	169,583 units of Wells Fargo Outlook 2020 Fund	**	2,357,201
	Schwab Institutional	10,391 units of Wells Fargo Outlook 2030 Fund	**	151,917
	Schwab Institutional	9,950 units of Wells Fargo Outlook 2040 Fund	**	160,392
*	Schwab Institutional	125,349 shares of Schwab S&P500 Investment Shares	**	2,406,693
	Schwab Institutional	24,894 units of Rainier Core Equity Portfolio	**	663,662
	Schwab Institutional	25,822 units of Oppenheimer Cap Appreciation Fund	**	1,108,016
	Schwab Institutional	79,463 units of Strong Opportunity Fund	**	1,862,607
	Schwab Institutional	107,528 units of NB Genesis Assets Neuberger Berman Fund	**	3,050,575
	Schwab Institutional	28,415 units of AIM Dynamics Fund	**	2,465,529
	Schwab International	62,633 units of Europacific Growth Fund	**	2,574,219
*	Participant Loans	Interest rate: 6.0% to 11.5% maturing through various dates	—	2,724,502

				$54,945,515

*Denotes a party in interest

**	These are participant-directed investments of an individual account plan

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Placer Dome America 401(k) Savings Plan

Date: July 14, 2006	By:	/s/ Marsha Turner

		Name:	Marsha Turner
		Title:	Secretary, Barrick U.S. Subsidiaries Benefits Committee

EXHIBIT INDEX

Exhibit
Number	Description of Document
23.1	Consent of Independent Accountants